EXHIBIT 23.4

(Letterhead of The Findley Group)

January 8, 2001

PremierWest Bancorp
1455 East McAndrews Road
Medford, Oregon 97504

Gentlemen:

    We hereby consent to the inclusion of the Fairness Opinion of The Findley Group in the Registration Statement of PremierWest Bancorp in connection with the acquisition of Timberline Bancorp. We also consent to the references made in such Registration Statement to The Findley Group.

Sincerely,
/s/ Gary Steven Findley
Gary Steven Findley Director